Form 425	Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: Below are extracts from a news release issued by The Thomson Corporation on October 25, 2007. The filing of these extracts under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.
The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Fred Hawrysh Global Director, External Communications (203) 539-8314 fred.hawrysh@thomson.com	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Third-Quarter 2007 Results

......

Proposed Reuters acquisition progressing

(All amounts are in U.S. dollars)

        STAMFORD, Conn., October 25, 2007.....

        "We also continue to make progress related to our proposed acquisition of Reuters and believe it will enable Thomson to best capitalize on long-term trends in the marketplace," said Mr. Harrington. "Combined, Thomson-Reuters will be able to effectively address business and financial customers' growing demand for broader, faster and more integrated information and solutions. Our respective businesses are extremely complementary, with little overlap in either geographic presence or product offering. Together, we will have a global footprint with strong brands in North America, Europe and Asia. We believe the transaction will enhance competition and our customers continue to provide us with positive feedback on the benefits and value of bringing Thomson and Reuters together."........

Corporate and Other

        Corporate and Other expenses in the third quarter of 2007........$29 million of costs related to the proposed Reuters transaction.......

Status of Proposed Acquisition of Reuters Group PLC

        Thomson's proposed acquisition of Reuters Group PLC is progressing. The combined business, to be named Thomson-Reuters, will create a global leader in electronic information services, trading systems and news. The transaction is currently being reviewed by the European Commission, the U.S. Department of Justice, the Canadian Competition Bureau and other regulatory authorities. Thomson and Reuters recently provided a regulatory update on October 8, 2007.

        "We continue to hold productive discussions with regulators, and we remain hopeful that we can work with them to expedite the process and complete the transaction in or around the first quarter of 2008," said Mr. Harrington.........

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Business Outlook

.......The company's proposed acquisition of Reuters was announced in May 2007.....

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the discussion of the proposed acquisition of Reuters....includes forward-looking statements, such as the Corporation's beliefs and expectations regarding its financial performance in 2007. These statements are based on certain assumptions and reflect the Corporation's current expectations. Forward-looking statements also include statements about the Corporation's beliefs and expectations related to.....its beliefs that the proposed acquisition of Reuters will position Thomson to best capitalize on long-term trends in the marketplace and that the combined business will be able to effectively address customers' growing demands for integrated information and solutions..... While Thomson believes that the proposed transaction with Reuters will be approved by antitrust/competition authorities, there can be no assurance that required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson's and Reuters' customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on transaction-related issues. Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers' needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's latest annual information form, which is also contained in its most recently filed annual report on Form 40-F......The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

.....This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC's website at www.sec.gov, at the Canadian securities regulatory authorities' website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800-732-0330.........

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